Exhibit 99.1

Paysafe Limited
Notice of 2023 Annual General

Meeting and Proxy Statement

Paysafe Limited

25 Canada Square
27th Floor
London, United Kingdom E14 5LQ

Notice of 2023 Annual General Meeting of Shareholders
of Paysafe Limited to be held on May 25, 2023

TO OUR SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting of Shareholders of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) will be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Thursday, May 25, 2023. Eligible shareholders can attend the Annual General Meeting by entering the control number found on their Notice of Online Availability of Proxy Materials (“Proxy Materials Notice”), proxy card or voting instructions. Please note you must register to attend the meeting online and/or participate no later than 5.00 p.m. (ET) on Wednesday, May 24, 2023 at www.proxydocs.com/PSFE. The 2023 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2023 AGM”) will be held for the below purposes. At the 2023 AGM, eligible shareholders will be asked to consider and if thought fit, to approve:

1.
To approve the re-election of Mr. Matthew Bryant as a Class II director in accordance with our Bye-laws;
2.
To approve the re-election of Mr. Mark Brooker as a Class II director in accordance with our Bye-laws;
3.
To approve the re-election of Ms. Dagmar Kollmann as a Class II director in accordance with our Bye-laws;
4.
To approve the re-election of Ms. Hilary Stewart-Jones as a Class II director in accordance with our Bye-laws; and
5.
To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2023 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2023.

To transact such other business as may properly be brought before the 2023 AGM (including any postponement or adjournment(s) thereof).

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2022 will be laid before members at the 2023 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended) (the “Act”).

The Board of Directors of the Company (“Board”) has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2023 AGM as being close of business (ET) on April 3, 2023 (“Record Date”). Only shareholders of record, whose details appear on our register of members on the Record Date are entitled to receive notice of and to vote at the 2023 AGM (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2023 AGM, in order to ensure that your shares will be voted in accordance with your wishes and that the 2023 AGM is quorate, please promptly complete and submit your proxy card. You can submit your proxy card to vote your shares by mail, electronically over the internet, or by telephone, as provided in the instructions set forth on the proxy card. Following submission of your signed proxy card, you may revoke it at any time before the 2023 AGM by: (i) delivering to the Secretary of the Company at Paysafe Limited, 27th Floor, 25 Canada Square, London, United Kingdom E14 5LQ, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) attending and voting in person at the 2023 AGM.

Important Notice Regarding the Availability of Proxy Materials for the 2023 AGM to be held on May 25, 2023. The Company’s proxy materials for the 2023 AGM, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2022 Annual Report to Shareholders, are available for view and to download at www.proxydocs.com/PSFE.

By Order of the Board of Directors,

Elliott Wiseman, Secretary

London, UK
April 14, 2023

Proxy statement 2023 Annual General Meeting of
Shareholders of Paysafe Limited to be held May 25, 2023

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors (“Board”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2023 Annual General Meeting of Shareholders (“2023 AGM”) to be held over video conference link (as permitted by bye-law 53 of our further amended and restated bye-laws (“Bye-laws”))at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Thursday, May 25, 2023, including any postponement or adjournment(s) thereof. Please note you must register to attend the meeting online and/or participate no later than 5:00pm (ET) on Wednesday, May 24, 2023 at www.proxydocs.com/PSFE. The 2023 AGM will be held for the purposes set forth in the accompanying Notice of 2023 Annual General Meeting of Shareholders of Paysafe Limited (“Notice”) and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice, approved form of proxy card and our 2022 Annual Report to Shareholders are being made available to shareholders as permitted by Bye-law 126 on or about April 14, 2023. These proxy materials are also available for viewing at and may be downloaded from www.proxydocs.com/PSFE.

The Board has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the 2023 AGM as being close of business (ET) on April 3, 2023 (“Record Date”). Only holders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) on the Record Date are entitled to receive notice of and to vote at the 2023 AGM (including any postponement or adjournment(s) thereof). Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2023 AGM for each Common Share held by such Shareholder. On the Record Date, there were 61,266,977 Common Shares issued and outstanding that are entitled to vote.

At the 2023 AGM, two or more Shareholders present in person at the start of the 2023 AGM and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2023 AGM.

Adoption of proposal one, two, three, and four as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the plurality vote of a majority of the votes cast at the 2023 AGM, in accordance with Bye-law 59. Adoption of proposal five as set forth in the accompanying Notice and as more specifically described in this Proxy Statement requires the approval of a simple majority of the votes cast at the 2023 AGM, also in accordance with Bye-law 59.

Solicitation and Revocation

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS (“BOARD”). OUR BOARD HAS DESIGNATED EACH OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each person designated as a proxy serves as an executive officer of the Company.

Each Common Share represented by a properly executed proxy card that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2023 AGM. If no instructions are provided in a properly executed proxy card, it will be voted FOR the approval of the re-election of Mr. Matthew Bryant as a Class II director of the Company (“Proposal One”), it will be voted FOR the approval of the re-election of Mr. Mark Brooker as a Class II director of the Company (“Proposal Two”), it will be voted FOR the approval of the re-election of Ms. Dagmar Kollmann, as a Class II director of the Company (“Proposal Three”), it will be voted FOR the approval of the re-election of Ms. Hilary Stewart-Jones as a Class II director of the Company (“Proposal Four”), and FOR the re-appointment of Deloitte & Touche LLP as auditor of the Company (“Proposal Five”). Any Shareholder who executes a proxy card may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Paysafe Limited, 27thFloor, 25 Canada Square, London, United Kingdom E14 5LQ, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy card, or (iii) voting in person at the 2023 AGM. Attendance at the 2023 AGM by a Shareholder who has executed and delivered a proxy card to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee no later than 2 business days prior to the 2023 AGM to ensure your Common Shares will be counted as voting at the 2023 AGM.

If within half an hour from the time appointed for the 2023 AGM a quorum of Shareholders is not present, then the 2023 AGM shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine.

The Company will bear the cost of solicitation of proxy votes but has not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, electronic mail or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares.

Summary of the 2023 Annual General Meeting

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy carefully before voting.

When		May 25, 2023, 10:30 a.m. eastern time
Where		Virtual webcast www.proxydocs.com/PSFE There is no physical location for the 2023 Annual General Meeting.
Items of business	Proposal 1	To approve the re-election of Matthew Bryant as a Class II director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 2	To approve the re-election of Mark Brooker as a Class II director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 3	To approve the re-election of Dagmar Kollmann as a Class II director Vote required: affirmative vote of a plurality of the votes cast
	Proposal 4	To approve the re-election of Hilary Stewart-Jones as a Class II director Vote required: affirmative vote of a plurality of the votes cast
Proposal 5

To approve the re-appointment of Deloitte & Touche LLP to act as our independent auditors for 2023 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for 2023

Vote required: affirmative vote of a simple majority of the votes cast

To transact any other business that may properly come before the meeting

Additionally, the annual audited financial statements of the Company for the fiscal period ending December 31, 2022 will be laid before members at the 2023 AGM, in accordance with the applicable provisions of the Companies Act 1981 (as amended).

Attending the meeting		You must register to attend the meeting online and/or participate no later than 5:00 PM Eastern Time on Wednesday, May 24, 2023 at

www.proxydocs.com/PSFE
Record date	Monday, April 3, 2023
Voting

Proposal One:
Approval of the re-election of
Matthew Bryant as a Class II director

At the 2023 AGM, Shareholders will be asked to approve the re-election of each of Messrs. Matthew Bryant and Mark Brooker, and Mmes. Dagmar Kollmann and Hilary Stewart-Jones, as our Class II directors. In accordance with our Bye-laws, one third of our Board is elected annually, on a staggered basis, with each director holding office until the annual general meeting of shareholders in the year in which such director’s term of office expires (except in the event of his or her death, resignation, removal or earlier termination of office). Our Board is divided into three classes, which are designated as Class I, Class II and Class III respectively. At each annual general meeting of shareholders, directors in the class whose term of office expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Our Class II directors are Matthew Bryant, Mark Brooker, Dagmar Kollmann, and Hilary Stewart-Jones, all of whom are seeking re-election at the 2023 AGM. Our Class I directors are Bruce Lowthers, James Murren, and Jonathan Murphy, whose term of office expires at the 2025 annual general meeting of shareholders and our Class III directors are currently Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland, whose term of office expires at the 2024 annual general meeting of shareholders.

Proposal One seeks Shareholder approval FOR the re-election of Mr. Matthew Bryant as a Class II director. If elected at the 2023 AGM, Mr. Bryant will hold office until the 2026 annual general meeting of shareholders.

Biographical information relating to Mr. Bryant is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Matthew Bryant as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2023 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Matthew Bryant. The Board notes that Mr. Bryant has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Matthew Bryant as a Class II director, as set forth in Proposal One.

Proposal Two:
Approval of the re-election of
Mark Brooker as a Class II director

Proposal Two seeks Shareholder approval FOR the re-election of Mr. Mark Brooker as a Class II director. If elected at the 2023 AGM, Mr. Brooker will hold office until the 2026 annual general meeting of shareholders.

Biographical information relating to Mr. Brooker is summarized in this Proxy Statement below.

Vote Required

The re-election of Mr. Brooker as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2023 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Mr. Brooker. The Board notes that Mr. Brooker has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Mr. Mark Brooker as a Class II director, as set forth in Proposal Two.

Proposal Three:
Approval of the re-election of
Dagmar Kollmann as a Class II director

Proposal Three seeks Shareholder approval FOR the re-election of Ms. Dagmar Kollmann as a Class II director. If elected at the 2023 AGM, Ms. Kollmann will hold office until the 2026 annual general meeting of shareholders.

Biographical information to Ms. Kollmann is summarized in this Proxy Statement below.

Vote Required

The re-election of Ms. Kollmann as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2023 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Ms. Dagmar Kollmann. The Board notes that Ms. Kollmann has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Ms. Dagmar Kollmann as a Class II director, as set forth in Proposal Three.

Proposal Four:
Approval of the re-election of
Hilary Stewart-Jones as a Class II director

Proposal Four seeks Shareholder approval FOR the re-election of Ms. Hilary Stewart-Jones as a Class II director. If elected at the 2023 AGM, Ms. Stewart-Jones will hold office until the 2026 annual general meeting of shareholders.

Biographical information to Ms. Stewart-Jones is summarized in this Proxy Statement below.

Vote Required

The re-election of Ms. Stewart-Jones as a Class II director requires the affirmative vote of a plurality of the votes cast at the 2023 AGM, as detailed in Bye-law 59.

The Board unanimously recommends a vote in favor of the re-appointment of Ms. Hilary Stewart-Jones. The Board notes that Ms. Stewart-Jones has significant experience as a qualified director of our Company.

Our Board unanimously recommends a vote FOR the re-election of Ms. Hilary Stewart-Jones as a Class II director, as set forth in Proposal Four.

Directors

The following table sets forth the names and ages of our directors as of March 15, 2023, and summary biographies of each of our directors follow below.

Name	Age	Position
Daniel Henson	62	Chairman of the Board of Directors
Bruce Lowthers	58	Chief Executive Officer and Director
Mark Brooker	51	Director
Matthew Bryant	39	Director
Anthony Jabbour	55	Director
Dagmar Kollmann	58	Director
Jonathan Murphy	39	Director
James Murren	61	Director
Eli Nagler	37	Director
Peter Rutland	44	Director
Hilary Stewart-Jones	61	Director

Daniel Henson has served as a member of the Company Board since 2022. Mr. Henson currently serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area. He also serves as a Director of Alight Solutions. Previously, Mr. Henson served as non-executive chairman of Tempo Holdings until its merger and subsequent listing as Alight Inc in July of 2021. He also served as non-executive chairman of Exeter Finance, a leading auto finance company headquartered in Irving, TX. Previously, Mr. Henson served as a Director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of a number of GE Capital’s financial services businesses in the U.S. and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a B.B.A. in Marketing from George Washington University.

Bruce Lowthers has served as our Chief Executive Officer and a member of the Company Board since May 1, 2022. Before Paysafe, Mr. Lowthers, was President of Fidelity National Information Services Inc. (FIS) from March 2021 to January 2022. Prior to that, he served in various roles at FIS, including its President of Banking and Merchant Solutions from February 2020 to March 2021, President of Banking Solutions from May 2019 to January 2020, Operations Officer from January 2018 to April 2019, EVP and President of the FIS Payments Division from October 2014 to December 2017, Senior Vice President from August 2008 to September 2014 and General Manager and Senior Vice President from August 2007 to August 2008. Mr. Lowthers has been the Chairman Emeritus of P20 (also known as Payments 20), a global payments association, since May 2020 after serving as its Chairman from October 2017 to April 2020. Mr. Lowthers received his Bachelor of Science in Accounting from the University of Massachusetts Lowell.

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mark spent 17 years in investment banking working for the likes of Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mark also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of Findmypast, a leader in online genealogy, where he is Chairman; Future PLC, a global platform for specialist media and member of the FTSE250; Seedrs, a digital fund-raising platform for early-stage businesses and Heathrow Airport Holdings Limited, the company that runs London Heathrow Airport. He also recently served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021. Mr. Brooker holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

Matthew Bryant has served as a member of the Company Board since 2019. Mr. Bryant has served as a Managing Director at CVC since June 2019. Previously, he was an investor at Bain Capital from May 2009 until April 2019. Prior to that, he was a Senior Associate Consultant at L.E.K. Consulting. Mr. Bryant holds a Master’s Degree in Physics from the University of Oxford.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has served as the Chief Executive Officer of Black Knight, Inc. since April 2018 and has served as a director since May 2018. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet and its predecessors since February 2019. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollmann has served as a member of the Company Board since 2021. Ms. Kollmann is Chairperson of Citigroup Global Markets Europe AG. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Dagmar is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published. Previously, Dagmar was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Dagmar worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” Ms. Kollmann holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. While at Francisco Partners, Mr. Murphy was involved in the firm’s investments in Civitas Learning, Dynamo Software, eFront Lucid works and Operative. Before joining Francisco Partners, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

James J. Murren has served as a member of the Company Board since 2021. Mr. Murren was appointed to lead the Nevada COVID-19 Response, Relief and Recovery Task Force on March 22, 2020 by Governor Steve Sisolak. He served on the National Infrastructure Advisory Council from December of 2013 to September of 2020, and has been a member of the Board of Trustees for Howard University since 2016. Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the former Chairman and CEO of MGM Resorts International from December 2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017 and was on the Board of Trustees of the Brookings Institution from 2011 to 2018. In 2003, Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the State of Nevada until 2013. Mr. Murren is also a founding contributor to Nevada’s first Fisher House which provides housing for military and Veterans’ families, which was founded in February of 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College.

Eli Nagler has served as a member of the Company Board since 2018. Eli Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. He currently serves as a Director of Ellucian, IntraFi Network, Paysafe, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is also a Term Member of the Council on Foreign Relations.

Peter Rutland has served as a member of the Company Board since 2017. Mr. Rutland joined CVC in 2007 and is Head of CVC’s Financial Services Group and a Managing Partner. Prior to joining CVC, he worked for Advent International and Goldman Sachs. Mr. Rutland holds an MA Degree from the University of Cambridge and an MBA from INSEAD.

Hilary Stewart-Jones has served as a member of the Company Board since 2021. Ms. Stewart-Jones is a practicing UK lawyer at Harris Hagan who has specialized in assisting gambling companies and associated businesses since 1995 both in house and in private practice. She headed sector teams as a partner at BLP and DLA UK LLP, where she was able to leverage an international network to help support the burgeoning multi-jurisdictional online gambling industry from 2000-2013. From 2013 to 2015 she sat on the board of Playtech PLC, the LSE Main Market listed software house, becoming Deputy Chairman in 2014. Ms. Stewart-Jones has maintained a solicitor’s practicing certificate for 33 years and continues to give legal advice to a wide portfolio of clients on a broad range of gambling related commercial and regulatory issues. She holds an LLB from Queen Mary College, London and an LLM from Queen Mary, Kings, UCL and LSE (London inter-collegiate). She also holds a Personal Management License from the Gambling Commission.

Proposal Five:
Approval of the re-appointment of Deloitte & Touche LLP to act as our independent auditors for the fiscal year ending December 31, 2023 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2023

At the 2023 AGM, Shareholders are asked to approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2023 and to authorize the Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2023.

Vote Required

Adoption of Proposal Five requires the affirmative vote of a simple majority of the votes cast at the 2023 AGM.

Our Board unanimously recommends a vote FOR the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2023 and to authorize our Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2023, as set forth in Proposal Five.

Audited financial statements

The annual audited financial statements for the year ended December 31, 2022 are available at www.proxydocs.com/PSFE. In addition, they will be laid before Shareholders at the 2023 AGM in accordance with our Bye-laws and applicable law.

Other matters

Our Board is currently unaware of any other matters that may properly come before the 2023 AGM other than as set forth in the accompanying Notice and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy card which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2023 AGM.

Q&A about the Annual General Meeting

When and Where is the Annual General Meeting of Shareholders?
The 2023 Annual General Meeting of Shareholders (“2023 AGM”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda will be held over video conference link (as permitted by Bye-law 53 of our further amended and restated bye-laws (“Bye-laws”)) at www.proxydocs.com/PSFE 10:30 a.m. (ET) on Thursday, March 25, 2023.

What am I Voting on and how does our Board recommend that I vote?
At the 2023 AGM, Shareholders of record are being asked to consider and if thought fit, approve Proposal One- To approve the re-election of Mr. Matthew Bryant as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Two- To approve the re-election of Mr. Mark Brooker as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Three- To approve the re-election of Ms. Dagmar Kollmann as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are being asked to consider and if thought fit, approve Proposal Four- To approve the re-election of Ms. Hilary Stewart-Jones as a Class II director.

The Board recommends voting FOR the proposal.

Shareholders of record are further being asked to consider and if thought fit approve Proposal Five- To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the year ending December 31, 2023 and to authorize our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the year ending December 31, 2023.

The Board recommends voting FOR the proposal.

Who may vote?
You may vote at the 2023 AGM and any postponement or adjournment thereof if you held Paysafe Limited Common Shares at the close of business (ET) on April 3, 2023, the record date for the meeting. Each Common Share is entitled to one vote.

Who is soliciting my vote?
Our Board is soliciting proxies to vote Common Shares at the 2023 AGM. In connection with this solicitation, we distributed information regarding the availability of proxy materials (“Proxy

Materials Notice”) to registered holders of our Common Shares on or about April 14, 2023. You may access the materials online by following the instructions in the Proxy Materials Notice.

Why did I receive a Proxy Materials Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?
As permitted under Bye-law 126, we provide information to our Shareholders by publication of an electronic record of such information on our website. We notify our Shareholders of the availability of such information by mailing them the Proxy Materials Notice. This saves time and costs to the Company, and is in line with our environmental commitments to reduce wastage.

How many votes are needed to approve each proposal?
Proposals One, Two, Three, and Four regarding the re-election of the Class II directors will be determined by a plurality of the votes cast, as required under Bye-law 59.

Proposal Five, the re-appointment of Deloitte & Touche LLP as auditor, and Board authorization to determine the remuneration of the auditor for the financial period ending 31 December 2023 will require the affirmative vote of a majority of the common shares of common shares voting at the 2023 AGM. Broker non-votes are not counted as either votes for or votes against a proposal.

Proposals One, Two, Three, Four, and Five will be voted on by a Poll with an authorized representative of Mediant, collating and counting the votes to determine whether the requisite vote has been met.

Paysafe: P.O. BOX 8016, CARY, NC 27512-9903 YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: INTERNET Go To: www.proxypush.com/PSFE Cast your vote online Have your Proxy Card ready Follow the simple instructions to record your vote PHONE Call 1-866-475-4930 Use any touch-tone telephone Have your Proxy Card ready Follow the simple recorded instructions MAIL Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid envelope provided You must register to attend the meeting online and/or participate at www.proxydocs.com/PSFE no later than 5:00 PM on Wednesday May 24, 2023 Paysafe Limited Annual General Meeting of Shareholders For Shareholders of record as of April 03, 2023 TIME: Thursday, May 25, 2023 10:30 AM, Eastern Time PLACE: Annual General Meeting to be held live via the Internet please visit www.proxydocs.com/PSFE for more details. This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Elliott Wiseman, (General Counsel and Secretary), and Alex Gersh, (Chief Financial Officer) (the "Named Proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the common shares of Paysafe Limited which the undersigned is entitled to vote at the 2023 Annual General Meeting ("2023 AGM") and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the 2023 AGM or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the 2023 AGM and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS' RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the 2023 AGM or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this proxy card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Paysafe Limited Annual General Meeting of Shareholders Please make your marks like this: X THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4, AND 5 MATTERS TO BE ACTED UPON 1. To approve the re-election of Matthew Bryant as a Class II director in accordance with our Bye-laws 2. To approve the re-election of Mark Brooker as a Class II director in accordance with our Bye-laws 3. To approve the re-election of Dagmar Kollmann as a Class II director in accordance with our Bye-laws 4. To approve the re-election of Hilary Stewart-Jones as a Class II director in accordance with our Bye-laws 5. To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2023 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2023 FOR YOUR VOTE AGAINST ABSTAIN BOARD OF DIRECTORS RECOMMENDS FOR FOR FOR FOR FOR Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

Paysafe P.O. BOX8016, CARY, NC 27512-9903 Paysafe Limited Important Notice Regarding the Availability of Proxy Materials Annual General Meeting of Shareholders to be held on May 25, 2023 For Shareholders of record as of April 03, 2023 This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. To view the proxy materials, and to obtain directions to attend the meeting, go to: www.proxydocs.com/PSFE To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. Under the bye-laws of Paysafe Limited and United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available to shareholders on the internet. For a convenient way to view proxy materials and VOTE go to www.proxydocs.com/PSFE Have the 12 digit control number located in the shaded box above available when you access the website and follow the instructions. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before May 15, 2023. To order paper materials, use one of the following methods. INTERNET www.investorelections.com/PSFE TELEPHONE (866) 648-8133 * E-MAIL paper@investorelections.com When requesting via the Internet or telephone you will need the 12 digit control number located in the shaded box above. * If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located above) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material. Paysafe Limited Meeting Materials: Notice of 2023 Annual General Meeting and Proxy Statement & Form 20-F Meeting Type: Date: Time: Place: Annual General Meeting of Shareholders Thursday, May 25, 2023 10:30 AM, Eastern Time Annual Meeting to be held live via the Internet please visit www.proxydocs.com/PSFE for more details. SEE REVERSE FOR FULL AGENDA

Paysafe Limited Annual General Meeting of Shareholders 1. To approve the re-election of Matthew Bryant as a Class II director in accordance with our Bye-laws; 2. To approve the re-election of Mark Brooker as a Class II director in accordance with our Bye-laws; 3. To approve the re-election of Dagmar Kollmann as a Class II director in accordance with our Bye-laws; 4. To approve the re-election of Hilary Stewart-Jones as a Class II director in accordance with our Bye-laws; 5. To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2023 and to authorize our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2023; 6. The laying of the 2022 financial statements before shareholders in accordance with the provisions of the Companies Act of 1981 (as amended), and (Item 6 is a NON-Voting Item); and 7. To transact such other business as may properly be brought before the 2023 Annual General Meeting (including any postponement or adjournment(s) thereof). (Item 7 is a NON-Voting Item). THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4 AND 5 MATTERS TO BE ACTED UPON